UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

JA Solar Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

466090107

(CUSIP Number)

Mr. Min Cao
5/F, 36 Jiang Chang San Road, Zhabei, Shanghai, China 200436
Tel: +86-21-6095 5768
Fax: +86-21-6095 5766

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 21, 2008-November 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466090107

1	NAMES OF REPORTING PERSONS [I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)] Jinglong Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,007,868 ordinary shares
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 44,007,868 ordinary shares
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,007,868 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.51%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

This statement relates to the ordinary shares (“Ordinary Shares”) of JA Solar Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”).

The principal executive office of the Issuer is located at Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People’s Republic of China.

Item 2. Identity and Background

(a)
This Statement is being filed by Jinglong Group Co., Ltd. (“Jinglong”). Jinglong previously filed a Schedule 13G with the U.S. Securities and Exchange Commission with respect to the Ordinary Shares on January 25, 2008. Jinglong is a company incorporated in British Virgin Islands.

Principle Business:

(b)	The address of the principal business office for Jinglong is: Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People’s Republic of China.

(c)	Jinglong is an investment holding company.

Mr. Jin Baofang (citizen of China) is the Sole Executive Director of Jinglong. His business address is Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People’s Republic of China. He is also the Chairman and CEO of Jinglong Industry and Commerce Group Co., Ltd.

(d-e)
During the past five years Jinglong has not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jinglong is incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

(a)	The funds used by Jinglong to purchase the Ordinary Shares of the Issuer are from Jin Baofang’s personal account. Jin Baofang is the sole director and major shareholder of Jinglong.

Item 4. Purpose of Transaction

Jinglong is the principal shareholder of the Issuer and previously qualified to file a short-form statement on Schedule 13G. Jinglong purchased 6,007,868 Ordinary Shares of the Issuer in the open market wholly for trading purposes.

Other than the purpose stated above, Jinglong has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (i), inclusive, of Item 4 of this Schedule 13D: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a-b)
As a result of the acquisition of Ordinary Shares, Jinglong has sole power to direct the vote and sole power to dispose or to direct the disposition of 44,007,868 Ordinary Shares, constituting 28.51% of the outstanding Ordinary Shares of the Issuer (based on 154,355,500 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed May 9, 2008).

(c)
To the best of Jinglong’s knowledge, neither Jinglong nor any of its executive officer and directors has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days excepted as described in Item 4.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 28, 2008, Jinglong entered into a Stock Trading Plan with Credit Suisse Singapore Branch in accordance with Rule 10b5-1 of the Exchange Act. The Stock Trading Plan is attached hereto as Exhibit 1.

On August 28, 2008, Jinglong entered into a Rule10b5-1 Trading Plan with UBS Financial Services Inc. in accordance with Rule 10b5-1 of the Exchange Act. The Trading Plan is attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Exhibit 1         Stock Trading Plan, dated as of November 28, 2008, by and between Jinglong and Credit Suisse Singapore Branch.

Exhibit 2         Rule 10b5-1 Trading Plan, dated as of August 28, 2008, by and between Jinglong and UBS Financial Services Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2008

Jinglong Group Co., Ltd.

By:	/s/ Jin Baofang
Name: Jin Baofang
Title: Sole Director